                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

April 18, 2012

Bo J. Howell, Esq.

U.S. Securities & Exchange Commission                               via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard International Equity Funds; File No. 33-32548

Dear Mr. Howell,

The following responds to your comments of April 16, 2012 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 82 that was filed on February 29, 2012 pursuant to Rule 485(a).

Comment 1:   Prospectus – Derivatives Risk

Comment:       If the Funds intend to invest in derivatives, that disclosure should appear in the summary portion of the prospectus.  If derivatives disclosure will not appear in the summary, move the derivative disclosure to the SAI.

Response:        Since none of the funds in the registrant have a primary strategy of investing in derivatives, and since the associated risks do not rise to the level of a primary risk, we do not consider the derivative disclosure appropriate for inclusion in the summary section.  We plan to keep the disclosure in the prospectus where it is currently located because, although derivatives would only constitute a limited portion of each fund’s investments, we think shareholders are best served by understanding what those derivatives are, and how they are used.  Moving the related disclosure to the SAI would not best serve shareholders.  For that reason, we plan to keep the disclosure where it is currently located.

Comment 2:   Prospectus –Derivatives Risk

Comment:       The Funds are subject to “derivatives risk.” Please consider the Securities and Exchange Commission’s letter to the Investment Company Institute dated July 30, 2010, and confirm to the Staff that you are comfortable with the level of disclosure as it relates to the Funds’ use of derivatives.

Response:        We are comfortable with the level of disclosure as it relates to each fund’s use of derivatives.

0266047, v0.2

                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

Comment 3:   SAI – Management of the Funds

Comment:       Consider adding more disclosure in response to Instruction 10 of Item 17(a) to Form N-1A for each trustee regarding his/her experience and qualification for serving as such.

Response:        We think our disclosure is responsive to Instruction 10 of Item 17(a).  Our introduction to the trustees’ table combined with the trustees’ bios set forth the experience and qualification Vanguard considered in concluding that each individual should serve as trustee.  As such, we are comfortable that the existing disclosure satisfies the Form’s requirements.

Comment 4:   SAI – Management of the Fund

Comment:       The third footnote to the trustees’ compensation table notes that there are 180 funds, while the trustees’ table notes that there are 179 funds.  Please use one number consistently.

Response:        The number of funds differs because the footnote to the trustee indicates the number of funds that were in existence as of the end of calendar year 2011 (180), while the number of funds listed in the trustees’ table is current as of the most recent end prior to our filing (179).  As such, we think the presentation of different numbers in this case is appropriate.

Comment 5:   Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel